Exhibit 99.1

Pembina Pipeline Corporation Reports First Quarter Results

Pembina reports first quarter results and announces a five percent dividend increase

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, May 2, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2019.

Financial and Operational Overview

	3 Months Ended March 31
($ millions, except where noted) (unaudited)	2019	2018
Revenue	1,968	1,837
Net revenue(1)	774	719
Gross profit	588	568
Earnings	313	330
Earnings per common share – basic and diluted (dollars)	0.55	0.59
Cash flow from operating activities	608	498
Cash flow from operating activities per common share – basic (dollars)(1)	1.20	0.99
Adjusted cash flow from operating activities(1)	578	530
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.14	1.05
Common share dividends declared	290	272
Dividends per common share (dollars)	0.57	0.54
Capital expenditures	361	324
Total volume (mboe/d)(2)	3,403	3,266
Adjusted EBITDA(1)	773	688

(1)	Refer to "Non-GAAP Measures".
(2)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.

Financial and Operational Overview by Division

	3 Months Ended March 31
	2019			2018
($ millions, unless otherwise noted) (unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines Division	2,507	340	457	2,424	294	402
Facilities Division	896	158	232	842	143	218
Marketing & New Ventures Division(3)	—	93	121	—	133	104
Corporate	—	(3)	(37)	—	(2)	(36)
Total	3,403	588	773	3,266	568	688

(1)	Pipelines and Facilities Divisions are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures".
(3)	Marketed NGL volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in the MD&A for further information.

Financial & Operational Highlights

  Record first quarter adjusted EBITDA of $773 million, representing a 12 percent increase over the same period in 2018 was driven primarily by increased gross profit from both the Pipeline and Facilities divisions from new assets that were placed into service in late 2018 and additional commitments on existing assets; the adoption of IFRS 16; a realized gain compared to a realized loss on commodity related derivatives in the Marketing & New Ventures Division; and was partially offset by higher general and administrative costs;
  First quarter earnings of $313 million, a five percent decrease over the same period of the prior year, was primarily due to, with the exception of the adoption of IFRS 16, the factors affecting adjusted EBITDA as well as an unrealized loss on commodity related derivatives compared to an unrealized gain in the previous period and higher net finance costs, as net finance costs in the prior period included a gain related to the Company's convertible debentures. First quarter earnings was also positively impacted by a $33 million settlement from an ongoing contract dispute that was resolved during the quarter.
  Cash flow from operating activities of $608 million for the first quarter, a 22 percent increase over the same period in 2018, was primarily due to increased operating results, increased distributions from equity accounted investees, and changes in non-cash working capital, offset by higher taxes paid. On a per share (basic) basis, cash flow from operating activities for the first quarter increased by 21 percent, compared to the same period in the prior year;
  Adjusted cash flow from operating activities increased by nine percent to $578 million in the first quarter of 2019, compared to the same period in 2018, mainly attributable to an increase in operating results, higher distributions from equity accounted investees, partially offset by an increase in current tax expense and interest paid. On a per share (basic) basis, adjusted cash flow from operating activities for the first quarter increased nine percent compared to the same period of the prior year; and
  Total volumes of 3,403 mboe/d for the first quarter of 2019, a four percent increase over the prior year.

Divisional Highlights

  Pipelines Division reported first quarter adjusted EBITDA of $457 million, representing a 14 percent increase, and volumes of 2,507 mboe/d, representing a three percent increase, compared to the same period of 2018. Higher volumes were predominately the result of the Phase IV and Phase V Peace Pipeline expansions, which were placed into service in December 2018, marginally offset by a force majeure impacting the Vantage system;
  Facilities Division reported first quarter adjusted EBITDA of $232 million, representing a six percent increase, and volumes of 896 mboe/d, representing an increase of six percent, compared to the same period of 2018. These increases were caused primarily by higher volumes at Veresen Midstream, due in part to the North Central Liquids Hub being placed into service in June 2018, combined with higher volumes at the Redwater complex; and
  Marketing & New Ventures Division reported first quarter adjusted EBITDA of $121 million, representing a 16% increase, and NGL sales volumes of 216 mboe/d, representing a 14 percent increase, compared to the same period in 2018. Higher NGL sales volumes was driven by higher volumes at the Redwater complex. The increase in adjusted EBITDA was primarily due to the higher NGL sales volumes, increased contribution from Aux Sable as a result of lower operating expenses, the adoption of IFRS 16 and a realized gain on commodity-related derivatives in the first quarter compared to a realized loss in the same period in 2018.

Executive Overview

In the first quarter of 2019, Pembina has once again delivered strong financial and operational results, including record quarterly results for adjusted EBITDA and adjusted cash flow from operating activities, while continuing to announce new major projects supporting ongoing growth of our business.

Quarterly results were driven by strong year-over-year increases in operating results in the Pipelines and Facilities divisions as a result of new assets placed into service and higher utilization of existing assets, as well as higher NGL sales volumes and a realized gain on commodity related derivatives in the marketing business.

The most notable achievement during the quarter was our announcement that Pembina along with Petrochemical Industries Company K.S.C. of Kuwait ("PIC"), reached a positive final investment decision to construct a 550,000 tonne per annum integrated propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility") through their equally-owned joint venture entity, Canada Kuwait Petrochemical Corporation.  The announcement was the culmination of many years of hard work with PIC to develop a project that is well positioned to capitalize on Alberta's abundant supply of propane and undertake value-added processing that benefits all of Pembina's stakeholders, the Province of Alberta and indeed all of Canada.  Sanctioning of the PDH/PP Facility is the largest step taken to date by Pembina in executing its strategy to secure global market prices for customers' hydrocarbons produced in western Canada and provides another exciting platform for future growth.

We also were pleased to announce another expansion of the Peace Pipeline system, Phase VIII, which will accommodate incremental customer demand in the Montney area by debottlenecking constraints, accessing downstream capacity and further enhancing product segregation on the system.  Phase VIII is yet another example of the advantages that our strategic footprint provides, namely the opportunity to complete staged expansions that deliver timely and reliable transportation service solutions for our customers.

With the approval of our PDH/PP Facility and Phase VIII we currently have $5.5 billion of secured projects that will diversify and strengthen our business, extend our value chain and ultimately enhance our service offering.

With the continued strength in the business, we are pleased once again to announce today a five percent dividend increase. This is the eighth consecutive year of increasing the dividend and we are extremely proud of the value we have been able to return to shareholders, reinforcing our commitment to provide our investors with sustainable cash flow and dividend per share growth.

Projects and New Developments

Pipelines Division

  Pembina continues to progress its Phase VI Peace Pipeline expansion, which includes upgrades at Gordondale, Alberta; a new 16-inch pipeline from La Glace to Wapiti, Alberta and associated pump station and terminal upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. Detailed engineering is nearing completion and construction has begun in some areas. The estimated $280 million project is trending over budget and on schedule, with an anticipated in-service date in the second half of 2019, subject to environmental and regulatory approvals;
  Aligning with the Phase VI expansion, the Company is progressing the Wapiti Condensate Lateral, a 12-inch lateral, which will connect growing condensate volumes from a third-party owned facility in the Pipestone Montney region into Pembina's Peace Pipeline. Early works construction is underway for this lateral. Subject to regulatory and environmental approvals, this lateral is expected to be in service in the second half of 2019;
  Pembina continues to progress the Phase VII Peace Pipeline expansion, which includes a new 20-inch, approximately 220-kilometer pipeline in the La Glace-Valleyview-Fox Creek corridor, as well as six new pump stations or terminal upgrades, between La Glace and Edmonton, Alberta. The expansion is currently in Front End Engineering Design ("FEED") with the engineering schedule issued and on track. This project has an estimated capital cost of $950 million and is anticipated to be in service in the first half of 2021, subject to environmental and regulatory approvals;
  As previously announced during the quarter Pembina is proceeding with the Phase VIII Peace Pipeline expansion, which includes new 10 and 16-inch pipelines in the Gordondale to La Glace corridor as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek, Alberta. Pre-FEED work is underway for this expansion. This project has an estimated capital cost of $500 million and is anticipated to be placed into service in stages starting in 2020 through the first half of 2022, subject to regulatory and environmental approvals; and
  Development continues on the previously announced NEBC Montney Infrastructure in proximity to the Company's Birch Terminal. Construction is underway for this project. This new infrastructure is anticipated to be in service in third quarter of 2019.

Facilities Division

  The Company's one million-barrel Burstall Ethane Storage facility located near Burstall, Saskatchewan was placed into service in January 2019;
  The Company's 45 MW co-generation facility at the Redwater complex was placed into service at the end of March;
  Subsequent to the quarter, Pembina executed further agreements with Chevron Canada to construct sour gas treating facilities at the Duvernay complex (the "Duvernay Sour Treatment Facilities"). These facilities will include a 150 mmcf/d sour gas sweetening system with the potential for 300 mmcf/d of amine regeneration capability and one tonne of sulphur per day of acid gas incineration. These facilities have an expected capital cost of approximately $65 million and an anticipated in-service date in the first quarter of 2020, subject to environmental and regulatory approvals. Engineering for the project is progressing and long lead equipment has been ordered. The Duvernay Sour Treating Facilities will have a 20-year contractual life and be back-stopped by fixed-return arrangements. Further, with the addition of sour treating infrastructure, Pembina is positioned to handle future third-party sour gas volumes at the Duvernay complex;
  Pembina continues to progress construction of Duvernay II, which includes 300 mmcf/d of raw gas separation and water removal infrastructure; a 100 MMcf/d sweet gas, shallow cut processing facility; 30,000 bpd of condensate stabilization; and other associated infrastructure. In conjunction with the Duvernay Sour Treating Facilities, the capital cost of Duvernay II has been revised to $320 million reflecting the modifications required to meet sour specifications. Engineering is substantially complete and long lead equipment has begun to arrive onsite. The project continues to track on budget and schedule with an expected in-service date in the fourth quarter of 2019, subject to regulatory and environmental approvals;
  Pembina is progressing the previously announced Duvernay III, which includes a 100 MMcf/d sweet gas, shallow cut processing facility; 20,000 bpd of condensate stabilization; and other associated infrastructure. In conjunction with the Duvernay Sour Treating Facilities, the capital cost of Duvernay III has been revised to $175 million reflecting the modifications required to meet sour specifications. Detailed design is progressing and long lead equipment is currently in the process of being ordered. The project continues to track on budget and schedule with an expected in-service date in mid-to-late 2020, subject to regulatory and environmental approvals;
  Pembina continues with the construction of new fractionation and terminalling facilities at the Company's Empress, Alberta extraction plant for a total expected capital cost of approximately $120 million. Engineering for the project is nearing completion with early works construction underway. These facilities are expected to add approximately 30,000 bpd of propane-plus capacity to Pembina's Empress NGL Extraction Facility and have an anticipated in-service date of late 2020;
  Construction continues at Pembina's Prince Rupert LPG export terminal located on Watson Island, British Columbia. Grading and drainage of the main facilities area has been completed and material deliveries have started. The 25,000 bpd project will source LPG from the Company's Redwater complex is anticipated to have a total capital cost of $250 million with an anticipated in-service date in mid-2020, subject to regulatory and environmental approvals;
  Pembina continues to progress the Hythe Developments project whereby Pembina and its 45 percent owned joint venture, Veresen Midstream will construct natural gas gathering and processing infrastructure in the Pipestone Montney region. Long lead equipment for both the facility and the pipeline has been ordered. Collectively, the Hythe Developments have an estimated total capital cost of approximately $380 million ($185 million net to Pembina) and an anticipated in-service date of late 2020, subject to regulatory and environmental approvals; and
  On April 4, 2019, Pembina elected to cause all of the Veresen Midstream Class B Units held by its joint venture partner to be converted to Class A Units. This election will eliminate further dilution of Pembina's ownership in Veresen Midstream. Pembina's interest in Veresen Midstream for the three months ended March 31, 2019, and subsequent to the conversion of Class B Units is approximately 45 percent.

Marketing & New Ventures Division

  During the quarter, Pembina along with PIC, announced a positive final investment decision to construct a 550,000 tonne per annum integrated PDH/PP Facility through their equally-owned joint venture entity, Canada Kuwait Petrochemical Corporation. The PDH/PP Facility will be located adjacent to Pembina's Redwater fractionation complex and will convert approximately 23,000 bpd of locally supplied propane into polypropylene, a high value recyclable polymer used in a wide range of finished products including automobiles, medical devices, food packaging and home electronic appliances, among others. The project is now transitioning into the execution phase including obtaining engineering, procurement and construction bids, site clearing activities and the placement of long-lead equipment orders. Pembina's net investment in this project is expected to be $2.5 billion with an expected in-service date in mid-2023, subject to environmental and regulatory approvals; and
  A key component of Pembina's strategy involves securing access to global markets for hydrocarbon resources in the basins where Pembina operates. The Company is committed to the Jordan Cove LNG project as a means of delivering long-lived, highly economic North American natural gas resources to global demand markets.

  Regulatory processes for Jordan Cove are progressing. On March 29, 2019 the FERC issued a Draft Environmental Impact Statement, which provides a constructive framework for the approval of Jordan Cove essentially as proposed, with reasonable conditions that work with the project development process and with only minor suggested changes. A final FERC decision is expected by January 2020.

  Oregon State permit approvals including those under the Coastal Zone Management Act and the Oregon Department of Environmental Quality 401 are also progressing with decisions on both approvals expected by the end of 2019.  Each of the permits are a critical component of the regulatory process and enable the commercial viability and critical investment in Oregon to move forward.

  Pembina continues to see Jordan Cove as a viable project, however the Company has decided to limit pre-FID capital investment on non-permitting related activities. Pembina has approved incremental funding of approximately $50 million for 2019 in support of the remaining critical regulatory and permitting work streams.

  The Company will conclude Federal and Oregon regulatory processes allowing it to catch up with certain other project work streams. Given the anticipated regulatory timeline, we expect these activities to resume in early 2020, subject to receipt of the requisite FERC and State of Oregon approvals.

  Suspending non-permitting related activities will affect the construction schedule of the project and first gas is expected to be delayed up to one year from the previously anticipated date in 2024.

  Commercialization efforts have continued and as previously disclosed the Company has executed non-binding off-take agreements with customers in excess of the planned design capacity of 7.5 Mtpa.  Commercial discussions with prospective customers are continuing as regulatory permitting is progressed and under the new timeline the Company will work to conclude binding off-take agreements by early 2020.

  Pembina previously disclosed that given the size of this project, the Company intends to seek partners for both the pipeline and liquification facility thereby reducing its 100 percent ownership interest to a net ownership interest of between 40 and 60 percent with the intention to reduce the capital, operating and other project risks. This process to find partners is expected to commence upon securing binding off-take agreements, and under the new timeline is expected to occur in early 2020.

Financial Impact of Adoption of IFRS 16

  The nature of expenses related to identified lessee arrangements changed as IFRS 16 replaced straight-line operating lease expense with depreciation of right of use assets and interest expense relating to lease liabilities. The change resulted in a $1 million increase to earnings and a $15 million increase to adjusted EBITDA for the three months ended March 31, 2019. In addition, cash flow from operating activities and adjusted cash flow from operating activities increased $15 million and cash flow from financing activities decreased by the same amount, as lease obligation repayments are now reported as financing activities on the Condensed Consolidated Interim Statement of Cash Flows. There was no net impact on cash flows.

Guidance

  Based on the expected full year impact of IFRS 16, Pembina is revising both the low and the high end of its 2019 Adjusted EBITDA guidance range by $50 million, to $2.85 to $3.05 billion.

Financing

  Subsequent to quarter end, Pembina closed an $800 million issuance of senior unsecured medium-term notes (the "Offering") on April 3, 2019. The Offering was conducted in two tranches consisting of $400 million in senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, paid semi-annually, and maturing on April 3, 2029 and $400 million in senior unsecured medium-term notes, series 13, having a fixed coupon of 4.54 percent per annum, paid semi-annually, and maturing on April 3, 2049. The net proceeds will be used to repay short-term indebtedness of the Company under its credit facilities, as well as to fund Pembina's capital program and for general corporate purposes.

Dividends

  Declared and paid dividends of $0.19 per qualifying common share for the applicable record dates in January, February and March 2019;
  On May 2, 2019, Pembina's Board of Directors approved a five percent increase in its monthly common share dividend rate (from $0.19 per common share to $0.20 per common share), commencing with the dividend to be paid on June 14, 2019;
  Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.306625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of February 1, 2019. Declared and paid quarterly dividends per qualifying preferred shares of: Series 15: $0.279; Series 17: $0.3125; and Series 19: $0.3125 to shareholders of record on March 15, 2019;
  On January 30, 2019, Pembina announced that it did not intend to exercise its right to redeem the currently outstanding 6,000,000 Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 ("Series 3 Shares") on March 1, 2019. The annual dividend rate for the Series 3 Shares for the five-year period from and including March 1, 2019 to, but excluding, March 1, 2024 will be 4.478%. For more information on the terms of, and risks associated with an investment in, the Series 3 Shares please see the prospectus supplement dated September 25, 2013 filed on SEDAR at www.sedar.com and available at www.pembina.com and the news release dated January 30, 2019;
  On March 1, 2019, Pembina announced that it did not intend to exercise its right to redeem the currently outstanding 6,000,000 Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 17 ("Series 17 Shares") on March 31, 2019. The annual dividend rate for the Series 17 Shares for the five-year period from and including March 31, 2019 to, but excluding, March 31, 2024 will be 4.821%. For more information on the terms of, and risks associated with an investment in, the Series 17 Shares please see the prospectus supplement dated October 11, 2013 filed on SEDAR at www.sedar.com and available at www.pembina.com and the news release dated March 1, 2019; and
  Subsequent to quarter end, on May 2, 2019, Pembina announced that it did not intend to exercise its right to redeem the currently outstanding 10,000,000 Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 5 ("Series 5 Shares") on June 3, 2019 (the "Conversion Date"). As a result, and subject to certain terms of the Series 5 Shares, the holders of the Series 5 Shares will have the right to elect to convert all or any of their Series 5 Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 6 of Pembina ("Series 6 Shares") on the basis of one Series 6 Share for each Series 5 Share on the Conversion Date. The deadline to provide notice of exercise of the right to convert Series 5 Shares into Series 6 Shares is 3:00 p.m. (MST) / 5:00 p.m. (EST) on May 17, 2019. For more information on the terms of, and risks associated with an investment in, the Series 5 Shares and the Series 6 Shares, please see Pembina's prospectus supplement dated January 9, 2014 which can be found on SEDAR at www.sedar.com and available at www.pembina.com and the news release dated May 2, 2019.

First Quarter 2019 Conference Call & Webcast

Pembina will host a conference call on Friday, May 3, 2019 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the first quarter 2019 results. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 10, 2019 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 4976398.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: https://event.on24.com/wcc/r/1880618/81FD9B5DBEEB0D2BF7D38CA19EDC43B7 in your browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual and Special Meeting of Common Shareholders and Special Meeting of Preferred Shareholders

The Company will hold its Annual and Special Meeting of common shareholders ("AGM") on Friday, May 3, 2019 at 2:00 p.m. MT (4:00 p.m. ET) in the Ballroom at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

The Company will hold its Special Meeting of Class A preferred shareholders on Friday, May 3, 2019 at 1:00 p.m. MT (3:00 p.m. ET) in the Grand Lecture Theatre at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: https://event.on24.com/wcc/r/1937359/0069DA07C36B92C7D7AC740E7FE09605 in your web browser. Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

2019 Investor Day

Pembina will hold an Investor Day on Tuesday, May 14, 2019 at The Omni King Edward Hotel in Toronto, Ontario. For parties interested in attending the event, please email investor-relations@pembina.com to request an invitation.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; expectations about industry activities and development opportunities; expectations about future growth opportunities and demand for our service; expectations regarding new corporate developments and impact on access to markets; anticipated adjusted EBITDA projections for 2019 and financial performance expectations resulting from Pembina's capital expenditures; planning, construction, capital expenditure estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; expectations regarding the involvement of partners on the Jordan Cove project; dilution of Pembina's ownership in certain joint ventures; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2019 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2019. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Adjusted EBITDA per common share, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, share of profit from equity accounted investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with Non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in Adjusted EBITDA.

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended March 31, 2019, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

View original content:http://www.prnewswire.com/news-releases/pembina-pipeline-corporation-reports-first-quarter-results-300843183.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2019/02/c6141.html

%CIK: 0001546066

For further information: Investor Relations, Cameron Goldade, Vice President Capital Markets, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:00e 02-MAY-19